FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 333-159251

IESI-BFC LTD.

(formerly BFI Canada Ltd.)

(Translation of registrant’s name into English)

135 Queen’s Plate Road, Suite 300

Toronto, Ontario, Canada

M9W 6V1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description
99.1

The unaudited comparative consolidated financial statements of IESI-BFC Ltd. as at and for the three months ended March 31, 2009 and 2008 together with the notes thereto stated in accordance with accounting principles generally accepted in the United States of America.

99.2

Certificate, dated July 30, 2009 of Keith Carrigan, Vice-Chairman and Chief Executive Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2R for the three months ended March 31, 2009.

99.3

Certificate, dated July 30, 2009 of Thomas J. Cowee, Vice-President and Chief Financial Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2R for the three months ended March 31, 2009.

99.4	The unaudited comparative consolidated financial statements of IESI-BFC Ltd. as at and for the six months ended June 30, 2009 and 2008 together with the notes thereto.
99.5	Management’s Discussion and Analysis relating to the three and six months ended June 30, 2009.
99.6

Certificate, dated July 29, 2009 of Keith Carrigan, Vice-Chairman and Chief Executive Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2 for the six months ended June 30, 2009.

99.7

Certificate, dated July 29, 2009 of Thomas J. Cowee, Vice-President and Chief Financial Officer, regarding the “Certification of Interim Filings” pursuant to Form 52-109F2 for the six months ended June 30, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IESI-BFC Ltd.

Date: July 30, 2009	By:	/s/ William Chyfetz
Name: William Chyfetz
Title: Vice President, General Counsel and Secretary